

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

August 31, 2017

<u>Via E-mail</u>
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K Filed August 2, 2017**
> **File No. 1-12209**

Dear Mr. Manny:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources